NORTHFIELD BANCORP, INC.
581 Main Street, Suite 810
Woodbridge, New Jersey 07095

May 15, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Northfield Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-236469)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Northfield Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on May 19, 2020 at 12:00 noon, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Steven M. Klein
Steven M. Klein
President and Chief Executive Officer